DC
No Act
P.E. 1-12-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047004

RECD S.E.C.
MAR 0 6 2007
1086

February 28, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2007

Re: International Paper Company
Incoming letter dated January 12, 2007

Dear Mr. Mueller:

This is in response to your letters dated January 12, 2007 and February 16, 2007 concerning the shareholder proposal submitted to International Paper by William Steiner. We also have received letters on the proponent's behalf dated January 22, 2007 and February 19, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: William Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

1283246

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 12, 2007

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 42186-00129

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of William Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company ("International Paper"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from William Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before International Paper files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

We understand that the staff of the Division of Corporation Finance (the "Staff") has confirmed that Rule 14a-8(k) requires shareholder proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of International Paper pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous share ownership in response to International Paper's request for that information.

THE PROPOSAL

The Proposal requests that each member of International Paper's Board of Directors be elected on an annual basis. Specifically, the Proposal states:

> RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

The Proposal is attached hereto as Exhibit A.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

We believe that International Paper may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." Rule 14a-8(b)(1) also provides that the shareholder "must continue to hold those securities through the date of the meeting." Staff Legal Bulletin No. 14 specifies that a shareholder must "provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting." Section C.1.d, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

International Paper received the Proposal via email from John Chevedden on November 23, 2006. The email instructs International Paper to "Please see the fax copy for the correct formatting." International Paper, however, did not receive a separate copy of the Proposal via facsimile or otherwise. Accordingly, on December 1, 2006, Joseph R. Saab, International Paper's Compliance and Governance Counsel, the only recipient of Mr. Chevedden's email, replied by email to Mr. Chevedden informing him that International Paper had not received a facsimile relating to the Proposal, as referenced in Mr. Chevedden's November 23, 2006 email. *See* Exhibit B. International Paper did not receive a response from Mr. Chevedden to the December 1 email correspondence.

The email setting forth the Proposal consists of the reference to a facsimile quoted above, the Proposal and supporting statement, and a note stating that the Proponent sponsors the Proposal and setting forth the Proponent's address. The email does not include evidence demonstrating the Proponent's satisfaction of the share ownership requirements under Rule 14a-8(b), does not include a written statement of the Proponent's intention to hold the requisite shares through the date of the 2007 Annual Shareholders Meeting and does not include any statement from the Proponent that Mr. Chevedden is authorized to act as the Proponent's representative with respect to the Proposal. *See* Exhibit A. Furthermore, International Paper has informed us that the Proponent does not appear on the records of International Paper's stock transfer agent as a shareholder of record. Thus, on December 6, 2006, which was within 14 calendar days of International Paper receiving the Proposal, International Paper sent a letter to the Proponent directly via US Postal Service Express Overnight Mail (the "Deficiency Notice"). *See* Exhibit C. The Deficiency Notice informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies, including the proof of ownership required under Rule 14a-8(b). International Paper did not receive a response to the Deficiency Notice.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. International Paper satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent, which stated:

- the ownership requirements of Rule 14a-8(b);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be transmitted no later than 14 days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of his eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Motorola, Inc.*

(avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). More specifically, the Staff consistently has granted no-action relief when a proponent "appears not to have responded" to a company's "request for documentary support indicating that [the proponent] has satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." *International Business Machines Corp.* (avail. Dec. 5, 2006); *General Motors Corp.* (avail. Apr. 3, 2006); *Intel Corp.* (avail. Feb. 8. 2006); *Crown Holdings, Inc.* (avail. Jan. 27, 2005); *Lucent Technologies, Inc.* (avail. Nov. 26, 2003). Similarly here, the Proponent did not respond to International Paper's request for documentary support that the Proponent had "satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)."

Despite the Deficiency Notice, the Proponent has failed to provide International Paper with satisfactory evidence of his requisite beneficial ownership. Accordingly, we ask that the Staff concur that International Paper may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if International Paper excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, International Paper agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to International Paper only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Joseph R. Saab, International Paper's Compliance and Governance Counsel, at (901) 419-4331.

Sincerely,

Ronald O. Mueller

ROM/jlk
Enclosures

cc: Joseph R. Saab, International Paper Company
William Steiner

EXHIBIT A

J
<olmsted7p@earthl
ink.net>

11/23/2006 12:21
AM

To
Joseph R Saab
<Joseph.Saab@ipaper.com>

cc

Subject
(IP) Rule 14a-8 Proposal, William
Steiner

Mr. Saab,
Please see the fax copy for the correct formatting.
Sincerely,
John Chevedden

[Rule 14a-8 Proposal, November 22, 2006]
3 Elect Each Director Annually
RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board¹s power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible.

This topic won our 65% support at our 2006 annual meeting. The Council of Institutional Investors www.cii.org formally recommends adoption of shareholder proposals without stalling for a second 65% or higher vote. At least one proxy advisory service has recommend a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote. This topic also won a 67% yes-vote average at 43 major companies in 2006.

Arthur Levitt, Chairman of the Securities and Exchange Commission,
1993-2001
said:
³In my view it¹s best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.²

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

€ The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company ³High Concern² in Accounting.

€ We had no Independent Chairman or Lead Director Independent oversight concern.

€ Shareholders were only allowed to vote on individual directors once in 3-years Accountability concern.

€ And one yes-vote from our 490 million shares could elect a director for 3-years under our obsolete plurality system.

€ An awesome 80% shareholder vote was required to make certain key changes Entrenchment concern.

€ Cumulative voting was not allowed.

€ Our directors still had a $1 million gift program Independence concern.

€ Six of our directors also served on boards rated D or F by the Corporate Library:

1) Mr. Weisser Ferro (FOE) D-rated

2) Mr. Turner Peabody Energy (BTU) D-rated

3) Mr. Henderson AT&T (T) D-rated

Ryerson (RYI) D-rated

4) Mr. McClelland Allegheny Technologies (ATI) D-rated

5) Mr. Gibara Dana (DCNAQ) D-rated

6) Mr. McHenry Coca-Cola (KO) F-rated

Furthermore, all of the above directors (except Mr. Weisser) were designated ³Accelerated Vesting² directors by The Corporate Library due to service on a board that accelerated the vesting of stock options just prior to implementation of FAS 123R.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Elect Each Director Annually
Yes on 3

Notes:

William Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsors this proposal.

EXHIBIT B

Joseph R Saab/Legal/IPAPER
12/01/2006 08:44 AM

To J <olmsted7p@earthlink.net>
cc
bcc
Subject Re: (IP) Rule 14a-8 Proposal, William Steiner

Dear Mr. Chevedden,

I have not received a hard copy or the fax referenced in the email below. Please advise.

Regards.

Joe Saab

J <olmsted7p@earthlink.net>



J <olmsted7p@earthlink.net>
11/23/2006 12:21 AM

To Joseph R Saab <Joseph.Saab@ipaper.com>
cc
Subject (IP) Rule 14a-8 Proposal, William Steiner

Mr. Saab,
Please see the fax copy for the correct formatting.
Sincerely,
John Chevedden

[Rule 14a-8 Proposal, November 22, 2006]
3 - Elect Each Director Annually
RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible.

This topic won our 65% support at our 2006 annual meeting. The Council of Institutional Investors www.cii.org formally recommends adoption of shareholder proposals without stalling for a second 65% or higher vote. At least one proxy advisory service has recommend a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote. This topic also won a 67% yes-vote average at 43 major companies in 2006.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:

[3]In my view it[1]s best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.[2]

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

€ The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company [3]High Concern[2] in Accounting.

€ We had no Independent Chairman or Lead Director - Independent oversight concern.

€ Shareholders were only allowed to vote on individual directors once in 3-years - Accountability concern.

€ And one yes-vote from our 490 million shares could elect a director for 3-years under our obsolete plurality system.

€ An awesome 80% shareholder vote was required to make certain key changes - Entrenchment concern.

€ Cumulative voting was not allowed.

€ Our directors still had a $1 million gift program - Independence concern.

€ Six of our directors also served on boards rated D or F by the Corporate Library:

1) Mr. Weisser Ferro (FOE) D-rated

2) Mr. Turner Peabody Energy (BTU) D-rated

3) Mr. Henderson AT&T (T) D-rated

Ryerson (RYI) D-rated

4) Mr. McClelland Allegheny Technologies (ATI) D-rated

5) Mr. Gibara Dana (DCNAQ) D-rated

6) Mr. McHenry Coca-Cola (KO) F-rated

Furthermore, all of the above directors (except Mr. Weisser) were designated [3]Accelerated Vesting[2] directors by The Corporate Library due to service on a board that accelerated the vesting of stock options just prior to implementation of FAS 123R.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Elect Each Director Annually
Yes on 3

Notes:

William Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsors this proposal.

EXHIBIT C

INTERNATIONAL PAPER

JOSEPH R. SAAB
SENIOR COUNSEL – COMPLIANCE & GOVERNANCE

INTERNATIONAL PLACE II
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4331
F 901-214-1234

December 6, 2006

VIA OVERNIGHT MAIL
Mr. William Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021

Dear Mr. Steiner:

I am writing on behalf of International Paper Company (the "Company"), which received an email communication containing a proposal entitled "Elect Each Director Annually" from Mr. John Chevedden. The communication states that the proposal is submitted on your behalf for consideration at the Company's 2007 Annual Meeting of Stockholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that you must submit sufficient proof that you have continuously held at least $2,000 in market value, or one percent (1%) of the Company's common stock for at least one year as of the date the proposal was submitted to the Company. To date, we have not received such proof of ownership.

To remedy this defect, you must submit sufficient proof of your ownership. As explained in Staff Legal Bulletin No. 14, sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time the proposal was submitted, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

In addition, as provided in Staff Legal Bulletin No. 14, regardless of the method used to prove your share ownership, you must provide a written statement that you intend to hold the shares through the date of the Company's 2007 Annual Meeting of Stockholders.

INTERNATIONAL PAPER

The rules of the Securities and Exchange Commission require that your response to this letter be transmitted no later than 14 days from the date you receive this letter. Please address any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me at (901) 419-4331.

Very truly yours,

Joseph R. Saab
Senior Counsel – Compliance & Governance

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[redacted]

From: CFLETTERS
Sent: Monday, January 22, 2007 8:50 AM
To: [redacted]
Subject: FW: International Paper Company (IP) Shareholder Position on Company No-Action Request

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Saturday, January 20, 2007 12:06 AM
To: CFLETTERS
Cc: Joseph R Saab
Subject: International Paper Company (IP) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 19, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

International Paper Company (IP)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually William Steiner

Ladies and Gentlemen:

This is an initial response to the company January 12, 2007 no action request.

The company in effect claims that game-playing in communicating with the shareholder parties should be rewarded under rule 14a-8. Now the company is asking to cash in on its game-playing in a no action request letter.

The company established a practice of communicating with the undersigned in regard to Mr. Steiner's rule 14a-8 proposals (email examples are at the end of this letter) . Yet when the company requested the broker letter on a proposal emailed to the company by the undersigned, specifically to Mr.
Joseph Saab, the company did address or copy the undersigned. Furthermore the company reversed its practice from last year in addressing its request for a broker letter to the undersigned. It was particularly convenient for the company to include the undersigned this year because the company had the email address of the undersigned.

Additionally the company provided no evidence that its December 6, 2006 request for a broker letter was delivered to anyone.

Mr. Steiner continues to hold company stock and is willing to provide a proper broker letter.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
William Steiner
Joseph R Saab <Joseph.Saab@ipaper.com>

Examples of the company consistently communicated with the undersigned in regard to Mr. Steiner's rule 14a-8 proposals:
----- Forwarded Message
From: Joseph R Saab <Joseph.Saab@ipaper.com>
Date: Tue, 21 Nov 2006 09:13:18 -0600
To: J <olmsted7p@earthlink.net>
Subject: Re: (IP) Annual election of each director

Dear Mr. Chevedden,

Thank you for your continued interest in International Paper, and please accept my apologies for the delay in responding to your email as I have been out of the office for the last two weeks.

The Board of Directors of International Paper is committed to strong corporate governance and accountability to its shareholders. At each of the three meetings since the Annual Meeting in May (the meetings in July, September and October) , both the Board and the Governance Committee have assessed the results of the two shareholder proposals that received a majority of the votes cast at the Annual Meeting and deliberated on the best course of action for the Company and its shareholders in responding to the proposals. As you have noted, and as the text from the Form 8-K attached to your email below reflects, International Paper amended its by-laws to implement majority voting and a director resignation process when the Board met in October. The Board also determined at the October meeting that amending its Certificate of Incorporation to eliminate the three classes of directors was not in the best interest of its shareholders at this time.

As you know, the Company is in the midst of executing its Transformation Plan. The Board composition is almost entirely independent, with (10) of the eleven (11) directors being independent directors. Only the Chairman and CEO John Faraci is not an independent director. With Craig McClelland and James Henderson retiring as directors at the end of this year [due to our mandatory age-based retirement policy], six (6) of the nine (9) directors will have served three years or less, and five (5) of the nine (9) directors will have served for two years or less [with three (3) of those having served one (1) year or less]. In light of these factors, the Board determined that stability and continuity of decision making on the Board through this transition period are of paramount concern and are critical to delivering value to shareholders. That is why the Board decided to adopt majority voting but not declassify the Board.

Please do not hesitate to call me if you would like discuss this further.
I welcome the opportunity to discuss this with you.

Thank you again.

Joe Saab

Joseph R. Saab
Senior Counsel - Compliance & Governance International Paper 6400 Poplar Avenue Memphis, TN 38197
Tel.: (901) 419-4331
Fax.: (901) 214-1234
joseph.saab@ipaper.com

------ Forwarded Message
From: Joseph R Saab <Joseph.Saab@ipaper.com>
Date: Thu, 11 May 2006 16:28:57 -0400
To: <olmsted7p@earthlink.net>
Cc: <Sharon.Ryan@ipaper.com>, <Jekka.Pinckney@ipaper.com>
Subject: Fw: (IP) Voting

Dear Mr. Chevedden

Thank you for your note. The final voting results for your and Mr. Steiner's proposal relating to the Annual Election of Directors are as follows:

322,419,158 For the Proposal
80,816,798 Against the Proposal

Best regards.

Joe Saab

Joseph R. Saab
Senior Counsel - Compliance & Governance International Paper 400 Atlantic Street Stamford CT 06921
Tel.: (203) 541-8696
Fax.: (901) 214-1234
joseph.saab@ipaper.com

[redacted]

From: CFLETTERS
Sent: Tuesday, February 20, 2007 8:31 AM
To: [redacted]
Cc: [redacted]
Subject: FW: International Paper Company (IP) # 2 Shareholder Position on Company No-Action Request (William Steiner)

-----Original Message-----
From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, February 20, 2007 1:25 AM
To: CFLETTERS
Subject: International Paper Company (IP) # 2 Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 19, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

International Paper Company (IP)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually William Steiner

Ladies and Gentlemen:

This responds to the company January 12, 2007 no action request, supplanted February 16, 2007.

The company does not explain whether its most recent evidence that [3]The recipient[1]s signature is not available Š[2] means that no one signed for the company[1]s purported delivery of a request for proof of ownership.

Staff Legal Bulletin No. 14 states:
[3]3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural
defects:

[3]€ provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;

[3]€ although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

[3]€ explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and

[3]€ send the notification by a means that allows the company to determine when the shareholder received the letter.[2]

Thus it appears that the company did not:

³€ provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;²

and did not:

³€ send the notification by a means that allows the company to determine when the shareholder received the letter.²

With no company evidence of a signature there is no way to ³to determine when [or if] the shareholder received the letter.²

The company incredulously claims that when a rule 14a-8 proposal is forwarded by another on behalf of a proponent that the company is free to assume that the person forwarding the rule 14a-8 proposal is not an agent for the proposal. And incredulously the company is at complete liberty to not question this at the time of proposal submittal in its request for proof of ownership.

According to the letter that the company supplied, as the purported letter requesting proof of ownership, the company made no attempt to ask Mr.
Steiner to confirm that the submission of a rule 14a-8 by the undersigned was authorized by Mr. Steiner. Hence the company implicitly accepted the undersigned as an agent for the proposal yet the company would inconsistently exclude the undersigned from the next step in the rule 14a-8 process. This same letter was also incomplete regarding ³adequate detail about what the shareholder must do to remedy all eligibility or procedural defects.²

For the above reasons, and the reasons in the January 19. 2007 letter, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Joseph R Saab

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

February 16, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42186-00129

<u>VIA HAND DELIVERY</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Supplemental Letter Regarding Shareholder Proposal of William Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter supplements the letter filed on January 12, 2007 (the "Exclusion Notice"), on behalf of our client, International Paper Company ("International Paper"), in which we notified the staff of the Division of Corporation Finance (the "Staff") that International Paper intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from William Steiner (the "Proponent"). This supplemental letter provides additional documentation of International Paper's correspondence with the Proponent regarding the requirements of Rule 14a-8 and responds to Mr. John Chevedden's suggestion in an email to the Staff dated January 19, 2007, that International Paper should have directed a copy of such correspondence to Mr. Chevedden. *See* Exhibit A. Because this supplemental letter responds to Mr. Chevedden's January 19 email, we are copying Mr. Chevedden on this letter.

As stated in the Exclusion Notice, International Paper sent a letter to the Proponent on December 6, 2006, requesting that the Proponent submit satisfactory proof of ownership of

International Paper's shares in compliance with the requirements of Rule 14a-8 (the "Deficiency Notice"). Please find attached as Exhibit B a copy of the United States Postal Service's records proving that the Deficiency Notice was delivered to the Proponent on December 7, 2006 at 10:40 a.m. This date was within 14 calendar days of International Paper receiving the Proposal on November 23, 2006. International Paper did not receive a response to the Deficiency Notice.

As discussed in the Exclusion Notice, International Paper transmitted the Deficiency Notice to the Proponent because neither the Proponent nor Mr. Chevedden provided International Paper evidence that the Proponent had appointed Mr. Chevedden as his representative. Moreover, the Proponent did not otherwise authorize International Paper to correspond with Mr. Chevedden with respect to the Proposal. Mr. Chevedden's January 19 email to the Staff asserts that International Paper has "established a practice of communicating with [him] in regard to [the Proponent's] rule 14a-8 proposals." This statement ignores the fact that, with respect to a shareholder proposal submitted to International Paper for inclusion in its 2006 proxy materials, the Proponent had specifically designated Mr. Chevedden as the Proponent's representative. *See* Exhibit C. In contrast, International Paper received no statement from the Proponent that Mr. Chevedden was acting as his representative with respect to the Proposal. The only instance in which International Paper communicated with Mr. Chevedden with respect to the Proposal was in response to an initial email from Mr. Chevedden dated November 23, 2006. That email contained the text of the Proposal and instructed International Paper to "Please see the fax copy for the correct formatting." International Paper, however, did not receive a separate copy of the Proposal via facsimile or otherwise. Accordingly, on December 1, 2006, Joseph R. Saab, International Paper's Compliance and Governance Counsel and the only recipient of Mr. Chevedden's email, replied by email to Mr. Chevedden informing him that International Paper had not received a facsimile relating to the Proposal. International Paper did not receive a response from Mr. Chevedden to the December 1, 2006 email correspondence. At that point, given that International Paper had not received any evidence that Mr. Chevedden was authorized to act on the Proponent's behalf with respect to the Proposal, International Paper directed the Deficiency Notice to the Proponent. As stated above and in the Exclusion Notice, International Paper did not receive a response to the Deficiency Notice.

For these reasons, we request that the Staff concur that International Paper may exclude the Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f) because the Proponent failed to submit evidence of his eligibility under Rule 14a-8 despite proper notice of these requirements.

Sincerely,

Ronald O. Mueller

ROM/jlk
Enclosures

cc: Joseph R. Saab, International Paper Company
William Steiner
John Chevedden

100163813_5.DOC

EXHIBIT A

----- Forwarded by Joseph R Saab/Legal/IPAPER on 01/22/2007 09:39 AM -----

J <olmsted7p@earthlink.net>

01/19/2007 11:06 PM

To "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>

cc Joseph R Saab <Joseph.Saab@ipaper.com>

Subject International Paper Company (IP) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 19, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

International Paper Company (IP)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually William Steiner

Ladies and Gentlemen:

This is an initial response to the company January 12, 2007 no action request.

The company in effect claims that game-playing in communicating with the shareholder parties should be rewarded under rule 14a-8. Now the company is asking to cash in on its game-playing in a no action request letter.

The company established a practice of communicating with the undersigned in regard to Mr. Steiner's rule 14a-8 proposals (email examples are at the end of this letter). Yet when the company requested the broker letter on a proposal emailed to the company by the undersigned, specifically to Mr. Joseph Saab, the company did address or copy the undersigned. Furthermore the company reversed its practice from last year in addressing its request for a broker letter to the undersigned. It was particularly convenient for the company to include the undersigned this year because the company had the email address of the undersigned.

Additionally the company provided no evidence that its December 6, 2006 request for a broker letter was delivered to anyone.

Mr. Steiner continues to hold company stock and is willing to provide a proper broker letter.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
William Steiner
Joseph R Saab <Joseph.Saab@ipaper.com>

Examples of the company consistently communicated with the undersigned in regard to Mr. Steiner's rule 14a-8 proposals:
----- Forwarded Message
From: Joseph R Saab <Joseph.Saab@ipaper.com>
Date: Tue, 21 Nov 2006 09:13:18 -0600
To: J <olmsted7p@earthlink.net>
Subject: Re: (IP) Annual election of each director

Dear Mr. Chevedden,

Thank you for your continued interest in International Paper, and please accept my apologies for the delay in responding to your email as I have been out of the office for the last two weeks.

The Board of Directors of International Paper is committed to strong corporate governance and accountability to its shareholders. At each of the three meetings since the Annual Meeting in May (the meetings in July, September and October), both the Board and the Governance Committee have assessed the results of the two shareholder proposals that received a majority of the votes cast at the Annual Meeting and deliberated on the best course of action for the Company and its shareholders in responding to the proposals. As you have noted, and as the text from the Form 8-K attached to your email below reflects, International Paper amended its by-laws to implement majority voting and a director resignation process when the Board met in October. The Board also determined at the October meeting that amending its Certificate of Incorporation to eliminate the three classes of directors was not in the best interest of its shareholders at this time.

As you know, the Company is in the midst of executing its Transformation Plan. The Board composition is almost entirely independent, with (10) of the eleven (11) directors being independent directors. Only the Chairman and CEO John Faraci is not an independent director. With Craig McClelland

and James Henderson retiring as directors at the end of this year [due to our mandatory age-based retirement policy], six (6) of the nine (9) directors will have served three years or less, and five (5) of the nine (9) directors will have served for two years or less [with three (3) of those having served one (1) year or less]. In light of these factors, the Board determined that stability and continuity of decision making on the Board through this transition period are of paramount concern and are critical to delivering value to shareholders. That is why the Board decided to adopt majority voting but not declassify the Board.

Please do not hesitate to call me if you would like discuss this further. I welcome the opportunity to discuss this with you.

Thank you again.

Joe Saab

Joseph R. Saab
Senior Counsel - Compliance & Governance International Paper 6400 Poplar Avenue Memphis, TN 38197
Tel.: (901) 419-4331
Fax.: (901) 214-1234
joseph.saab@ipaper.com

------ Forwarded Message
From: Joseph R Saab <Joseph.Saab@ipaper.com>
Date: Thu, 11 May 2006 16:28:57 -0400
To: <olmsted7p@earthlink.net>
Cc: <Sharon.Ryan@ipaper.com>, <Jekka.Pinckney@ipaper.com>
Subject: Fw: (IP) Voting

Dear Mr. Chevedden

Thank you for your note. The final voting results for your and Mr. Steiner's proposal relating to the Annual Election of Directors are as follows:

322,419,158 For the Proposal
80,816,798 Against the Proposal

Best regards.

Joe Saab

Joseph R. Saab
Senior Counsel - Compliance & Governance International Paper 400 Atlantic Street Stamford CT 06921
Tel.: (203) 541-8696
Fax.: (901) 214-1234
joseph.saab@ipaper.com

EXHIBIT B

UNITED STATES POSTAL SERVICE

Date: 01/09/2007

Joseph Saab:

The following is in response to your 01/08/2007 request for delivery information on your Express Mail item number EQ09 2739 055U S. The delivery record shows that this item was delivered on 12/07/2006 at 10:40 AM in GREAT NECK, NY 11021. The recipient's signature is not available because the waiver of signature that you authorized was exercised at the time of delivery.

Thank you for selecting the Postal Service for your mailing needs. If you require additional assistance, please contact your local Post Office or postal representative.

Sincerely,

United States Postal Service

EQ 092739055 US

EXPRESS MAIL

UNITED STATES POSTAL SERVICE®

Customer Copy
Label 11-B, March 2004

Post Office To Addressee

ORIGIN (POSTAL SERVICE USE ONLY)

PO ZIP Code 38119	Day of Delivery ☒ Next ☐ 2nd ☐ 2nd Del. Day	Postage $ 14.40
Date Accepted 1 3 16 Year	Scheduled Date of Delivery 1 / 7 Month Day	Return Receipt Fee $
Time Accepted 11:00 ☐ AM ☐ PM	Scheduled Time of Delivery ☒ Noon ☐ 3 PM	COD Fee $ / Insurance Fee $
Flat Rate ☐ or Weight lbs. ozs.	Military ☐ 2nd Day ☐ 3rd Day	Total Postage & Fees $ 14.40
	Int'l Alpha Country Code	Acceptance Emp. Initials

FROM: (PLEASE PRINT) PHONE 901 419-4331

Joseph Saab
International Paper Co
6400 Poplar Ave
Memphis, TN 38197

FOR PICKUP OR TRACKING
visit www.usps.com

DELIVERY (POSTAL USE ONLY)

Delivery Attempt Mo. Day	Time	☐ AM ☐ PM	Employee Signature
Delivery Attempt Mo. Day	Time	☐ AM ☐ PM	Employee Signature
Delivery Date Mo. Day	Time	☐ AM ☐ PM	Employee Signature

CUSTOMER USE ONLY

PAYMENT BY ACCOUNT
Express Mail Corporate Acct. No.

Federal Agency Acct. No. or
Postal Service Acct. No.

☐ WAIVER OF SIGNATURE (Domestic Mail Only) Additional merchandise insurance is void if customer requests waiver of signature. I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

Mailer Signature [illegible]

NO DELIVERY ☐ Weekend ☐ Holiday

TO: (PLEASE PRINT) PHONE 901 419-4331

Mr. William Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021

ZIP + 4 (U.S. ADDRESSES ONLY. DO NOT USE FOR FOREIGN POSTAL CODES.)

FOR INTERNATIONAL DESTINATIONS, WRITE COUNTRY NAME BELOW.

EXHIBIT C

William Steiner
112 Abbottsford Gate
Piermont NY 10968

Mr. John Faraci
Chairman
International Paper Company (IP)
400 Atlantic St
Stamford CT 06921

Dear Mr Faraci,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner 10/13/05
William Steiner Date

cc: Maura A. Smith
Corporate Secretary
Phone: 203 541-8000
Fax: 203 [illegible] 2200
Fax: 203-541-8255

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated January 12, 2007

The proposal relates to the annual election of directors.

There appears to be some basis for your view that International Paper may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to International Paper's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if International Paper omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END